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               Startec Global Holdings Corporation
            Startec Global Communications Corporation
                      10411 Motor City Drive
                     Bethesda, Maryland 20817

                        November 12, 1998
VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Kathleen Krebs, Esq.
           Mail Stop 4-7

               Re:  Startec Global Holdings Corporation
                    Registration Statement on Form S-4
                    File No. 333-61693
                    Request for Withdrawal
                    -----------------------------------

Ladies and Gentlemen:

     In accordance with a request from the staff of the Division of Corporation Finance, the undersigned, Startec Global Communications Corporation (the "Company") and Startec Global Holdings Corporation ("Holdings"), pursuant to Rule 477 of the rules and regulations under the Securities Act of 1933, as amended, hereby requests the withdrawal of the above-referenced Registration Statement on Form S-4, which was filed on August 18, 1998. The Company's Form S-4 was mistakenly transmitted via EDGAR by the printer using the CIK code for Holdings, which is an affiliate of the Company. No securities of the Company or Holdings were offered or sold pursuant to the above-referenced Registration Statement.

     Should you have any questions about this matter, please feel free to contact Robert B. Murphy or Thomas L. Hanley of Schnader
Harrison Segal & Lewis LLP at (202) 216-4211 or (202) 216-4212,
respectively.

                         Very truly yours,

                    Startec Global Communications Corporation


                         By:  /s/ RAM MUKUNDA
                              -----------------------------
                              Ram Mukunda
                              President and Chief Executive
                              Officer